Exhibit 8

FIMI ENRG. LIMITED PARTNERSHIP
Electra Tower, 98 Yigal Alon Street, Tel-Aviv, 67891, Israel
Te: +972.3.565.2244  Fax:+972.3.565.2245
E-mail: fimi@fimi.co.il

Sunday December 14 2014

To

Board of Directors,

Ormat Technologies (the “Company”)

Following discussions conducted between the Company’s representatives and Entropy Financial Research Services Ltd., FIMI ENRG Limited Partnership, which is a limited partnership registered in Israel, and FIMI ENRG, L.P., which is a limited partnership registered in Delaware (collectively “FIMI”) hereby agree that if on May 31, 2017 (the “Effective Date”), FIMI would still hold shares of the Company and designate a representative to the Board Of Directors of the Company (the “Director on behalf of FIMI”), then, subject to the provisions of the law and his duties as a director, the Director on behalf of FIMI shall offer to the Board of Directors of the Company to recommend to the shareholders of the Company to cancel the Staggered Board mechanism. If indeed an offer to cancel the Staggered Board mechanism shall be brought to a meeting of the shareholders, FIMI shall vote all of its shares held by it at such time in favor of such offer.

For the avoidance of doubt, the aforementioned shall not obligate FIMI to continue to hold shares of the Company until the Effective Date or following the Effective Date or designate a representative to the Board of Directors of the Company at the Effective Date. In addition, FIMI does not guarantee that the Board of Directors will indeed recommend to the shareholders of the Company to cancel the Staggered Board mechanism or that if it will recommend as aforesaid, such recommendation will be accepted by the shareholders of the Company.

Sincerely

In the name of the general partner,

/s/ Gillon Beck
Gillon Beck